Exhibit (k)(5)
[       ], 2007
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Re: Agreement Regarding Payment of Sales Load
Ladies and Gentlemen:
     In connection with your agreement to pay an amount equal to an additional 1.0% sales load to the underwriters in connection with the initial public offering (the “IPO”) of Highland Distressed Opportunities Fund, Inc. (the “Company”), we hereby agree as follows:
1.	The amount paid by you (ranging from $[ ] to $[ ] depending on whether the underwriters exercise their over-allotment option in full) (the “Payment Amount”) shall bear interest on the basis of actual days elapsed in a 360-day year of twelve 30-day months, at a rate of interest equal to London interbank offered rate (“LIBOR”) for U.S. dollar deposits for three months plus 2.00% per annum, compounded quarterly, until the Payment Amount, together with accrued and unpaid interest (the “Final Amount”), is repaid in full. For purposes of calculating interest hereunder, LIBOR for any interest accrual period shall equal the rate, as determined by you, for U.S. dollar deposits for three months that appears on the Telerate Page 3750 (as defined in the 1987 Interest Rate and Currency Exchange Definitions published by the International Swap Dealers Association, Inc. or such other page as may replace such Telerate Page 3750) as of 11:00 a.m. (London time) on the applicable LIBOR Determination Date, as reported by Bloomberg Financial Markets Commodities News. “LIBOR Determination Date” means, with respect to any Interest Accrual Period, the second business day prior to the first day of such Interest Accrual Period. “Interest Accrual Period” means the period commencing on the date that you receive the Payment Amount (or the date of the next successive Interest Accrual Period) and ending on the date that is three months thereafter.
2.	No later than two business days after a Payment Event (as defined below) has been determined to have occurred, we will pay you the Final Amount; provided, however, that if there will be a Payment Event due to liquidation, dissolution or winding up of the Company, the Final Amount will be paid to you immediately prior to the distribution of any assets to the holders of the Company’s shares of common stock. All payments in respect of the Final Amount shall be made to you in U.S. dollars, by cash or by wire transfer of immediately available funds. Absent a Payment Event, the Company may prepay the Final Amount at such time as the Board of Directors of the Company in its sole discretion may determine.
3. A Payment Event means the occurrence of one or more of the following events:
(a)	if, during either the period commencing with the date of the IPO through the end of the Company’s first fiscal year or during the Company’s second fiscal year

(each a “Measuring Period”), the sum of: (i) the Company’s aggregate distributions to its stockholders plus (ii) the Company’s change in net assets[1], equals or exceeds 7.0% of the Company’s net assets at the beginning of such Measuring Period (but after adjusting, if necessary, the Company’s net assets at the end of such Measuring Period as follows: by subtracting the net proceeds of any Company share issuances, and by adding the amount of any Company repurchases, that occurred during such Measuring Period) and without taking into account any accrual for the Final Amount; or

(b)	upon any liquidation, dissolution or winding up of the Company.
4.	The rights and obligations of the Company under this letter agreement shall be binding upon the Company and its successors in interest and shall inure to the benefit of you and your successors, assigns, and transferees. Neither party may assign this letter agreement without the consent of the other party hereto.
5.	This letter agreement will be governed by and construed under the laws of the State of Delaware. Any action or proceeding that seeks to enforce any provision of, or is based on any right arising out of, this letter agreement may be brought against any of the parties in the courts of the State of Delaware or, subject to acquiring jurisdiction, in the United States District Court for Delaware. Each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
6.	This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
7.	This letter agreement may be modified, waived, discharged or terminated only by an instrument in writing signed by the parties hereto.
8.	If any provision of this letter agreement shall, for any reason, be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof and this letter agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.
9.	Notwithstanding any provision herein to the contrary, if a Payment Event has not occurred by the conclusion of the second Measuring Period, then this letter agreement shall terminate on such date, without the Company’s having any payment obligation to you.

[1]	The initial net assets for the first Measuring Period of course reflect the deduction of the underwriting discounts and commissions and the offering and organization expenses incurred by the Company.

     Your signature below shall signify your agreement with the foregoing. Please sign two copies of this letter agreement, retaining one for your files and returning the other copy to Highland Distressed Opportunities Fund, Inc.
Very truly yours,

HIGHLAND DISTRESSED OPPORTUNITIES FUND, INC.

By:
Name:
Title:

Duly executed and agreed on ____________ ____, 2007.

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:
Name:
Title:

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